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Davis Polk & Wardwell LLP 2201 China World Office 2 1 Jian Guo Men Wai Avenue Chaoyang District Beijing 100004	86 10 8567 5000 tel 86 10 8567 5123 fax

January 18, 2018

Re:	Sunlands Online Education Group (CIK No. 0001723935)

Responses to the Staff’s Comments on the Draft Registration Statement on Form F-1

Confidentially Submitted on December 14, 2017

Confidential

Mr. Paul Fischer

Ms. Celeste M. Murphy

Ms. Christie Wong

Mr. Terry French

Office of Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Mr. Fischer, Ms. Murphy, Ms. Wong and Mr. French:

On behalf of our client, Sunlands Online Education Group, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 10, 2018 on the Company’s draft registration statement on Form F-1 confidentially submitted on December 14, 2017 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering. On behalf of the Company, we wish to thank you and other members of the staff of the Commission (the “Staff”) for your prompt response to the Company’s request for comments.

2	January 18, 2018

To facilitate your review, we have separately delivered to you today four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Company has responded to all of the Staff’s comments by revising the draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised draft Registration Statement where the language addressing a particular comment appears.

In addition to revising the disclosure in response to the Staff’s comments, the Company has also included other information and data to reflect recent developments.

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Corporate History and Structure, page 4

1.	Please revise the organizational chart on page 5 to reflect the post-offering ownership structure of the Company, including the percentage ownership of Messsr. Yin and Liu and public shareholders following completion of the offering.

In response to the Staff’s comment, the Company has revised the organizational charts on pages 5 and 65 of the Revised Draft Registration Statement to include the required ownership information of Messsr. Yin and Liu and public shareholders following completion of the proposed offering.

Risk Factors, page 14

2.	Please consider the addition of risk factor disclosure relating to the risk incumbent upon the potential misuse or misappropriation of controlling nontangible assets, including chops and seals.

In response to the Staff’s comment, the Company has added the referenced disclosure on page 38 of the Revised Draft Registration Statement to highlight such risks.

Our user metrics and other estimates are subject to inaccuracy..., page 27

3.	Please revise to briefly explain the nature of the inherent challenges in measuring how your website and mobile applications are used across a large student base, such that your metrics may not be indicative of future operating performance.

In response to the Staff’s comment, the Company has revised the disclosure on page 28 of the Revised Draft Registration Statement to explain the risks associated with the key operating metrics disclosed throughout the Revised Draft Registration Statement.

3	January 18, 2018

We have not determined a specific use for a portion of the net proceeds from this offering., page 47

4.	Please revise to quantify that portion of the net proceeds for which you have not identified a specific use. We note that no such allocation is found at page 9 of your prospectus under “Use of Proceeds,” where three specific uses of proceeds are identified.

In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 55 of the Revised Draft Registration Statement to quantify its proposed allocation of the net proceeds. The Company respectfully submits that it does not intend to allocate any portion of the net proceeds to any specific use other than the three specific uses disclosed on pages 9 and 55 of the Revised Draft Registration Statement.

Use of Proceeds, page 54

5.	Please revise to indicate that approximate dollar amount or percentage of your offering proceeds that will be available for the uses you enumerate in paragraph two, given the restrictions on loans and direct investment you have identified.

In response to the Staff’s comment, the Company has added the referenced disclosure on pages 9 and 55 of the Revised Draft Registration Statement to quantify its proposed allocation of the net proceeds.

Dilution, page 58

6.	Please tell us the reason that you deduct mezzanine equity when calculating the net tangible book value.

In response to the Staff’s comment, the Company has revised the disclosure on page 59 of the Revised Draft Registration Statement to remove the reference to mezzanine equity.

Material U.S. Federal Income Tax Considerations, page 177

7.	We note the reference in paragraph one to a tax opinion of Davis Polk & Wardwell, however no such opinion is listed as an 8.1 exhibit to your filing. Please advise or revise.

In response to the Staff’s comments, the Company has listed the U.S. tax opinion as Exhibit 8.3 to the Revised Draft Registration Statement. The Company intends to file the U.S. tax opinion in a subsequent submission or filing.

Notes to the Financial Statements

Financial Statements for the Years Ended December 31, 2016 and 2015

23. Subsequent Events, page F-40

8.	Please disclose the fair value of stock options granted in October 2017 and the total amount of compensation expense that will be recognized in subsequent periods.

In response to the Staff’s comments, the Company has revised the disclosure on pages F-40, F-41 and F-70 of the Revised Draft Registration Statement.

4	January 18, 2018

General

9.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

The Company respectfully submits that neither the Company nor any of its authorized representatives has presented to any potential investors any written materials. The Company confirms that it will provide the Staff with copies of such written materials if it engages in any communication with the investors in reliance on Section 5(d) of the Securities Act.

10.	We note references to third-party market data throughout your prospectus, including references to reports prepared by iResearch. Please provide us with copies of any materials that support third-party statements, clearly cross-referencing a statement with the underlying factual support. We note also references to a study you commissioned with respect to student satisfaction rates, for example at page 2 of the registration statement.

In response to the Staff’s comment, the Company has supplementally submitted under separate cover with copies of the relevant portions of the third-party market data sources cited in the Revised Draft Registration Statement, marked to highlight the applicable portions or sections containing the cited statements or statistics and cross-referenced to the relevant locations in the Revised Draft Registration Statement. With respect to the student satisfaction rates, the Company has revised the disclosure on pages 2, 104 and 108 of the Revised Draft Registration Statement to clarify that student satisfaction rates were based on surveys it conducted as opposed to a commissioned study performed by iResearch.

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5	January 18, 2018

If you have any questions regarding this submission, please contact me at +86-10-8567-5005 (li.he@davispolk.com) and/or James C. Lin at +852-2533-3368 (james.lin@davispolk.com).

Thank you for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Mr. Tongbo Liu, Chief Executive Officer
Mr. Yipeng Li, Chief Financial Officer
Sunlands Online Education Group

Mr. David Zhang, Esq.
Kirkland & Ellis International LLP

Deloitte Touche Tohmastu Certified Public Accountants LLP